

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 6, 2006

<u>Via U.S. Mail and Fax (623-445-9501)</u>
Ms. Kimberly J. McWaters
President and Chief Executive Officer
Universal Technical Institute, Inc.
20410 North 19th Avenue, Suite 200
Phoenix, AZ 85027

       RE: **Universal Technical Institute, Inc.**
               Form 10-K for the fiscal year ended September 30, 2005
               Filed December 14, 2005

               Form 10-Q for the quarter ended March 31, 2006
               File No. 1-31923

Dear Ms. McWaters:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director